UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Audited Financial Statements

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 27, 2013

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Investments at fair value:
Interest in common collective trusts	$—	$7,347,431
Interest in registered investment companies	—	7,153,952
Interest in synthetic investment contracts	—	6,105,857
Interest in guaranteed investment contracts	—	753,389
Corporate common stocks	—	200,416

Total investments at fair value	—	21,561,045
Notes receivable from participants	—	1,163,456

Net assets available reflecting investments at fair value	—	22,724,501

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(276,067)

Net assets available for benefits	$—	$22,448,434

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Contributions:
Employee	$2,020,842
Employer	354,693
Rollovers	1,825

Total contributions	2,377,360

Interest income on notes receivable from participants	56,680

Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	1,928,402
Net gain from interest in registered investment companies	6,169

Total investment income	1,934,571
4,368,611

Distributions to participants	(1,673,774)
Fees	(475)

(1,674,249)
Transfer out of plan	(25,142,796)

Net increase in net assets available for benefits	(22,448,434)
Net assets available for benefits at beginning of year	22,448,434

Net assets available for benefits at end of year	$—

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly owned indirect subsidiary of Allegheny Technologies Incorporated (ATI or the plan administrator). The Plan was intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (the Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan had chosen, to roll over balances in the J&L plan to this Plan.

Effective December 31, 2012, the Plan was merged with the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan sponsored by ATI. The net assets transferred from the Plan are shown on the Statement of Changes in Net Assets Available for Benefits as a Transfer out of the Plan. As of December 31, 2012 the Plan did not have any assets or liabilities.

Overview:

Previously, the Plan was a qualified defined contribution plan that allowed participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who had attained age 50 by the end of the Plan Year were eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code. Unless otherwise specified by the participant, contributions were made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matched the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).

Previously, with respect only to participants at the Midland plant, the applicable collective bargaining agreement mandated that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant was paid by the Company during the Plan Year.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant, while still employed, could elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant did not have the ability to withdraw any portion prior to attainment of age 59-1/2 unless the plan administrator determined that the participant had a “hardship” within the meaning of Section 401(k)(2)(B) of the Code.

Previously, separate accounts were maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds were charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan were paid by the Plan Sponsor. Participants were fully vested in their entire participant account.

Previously, active employees could borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts were further limited to a minimum of $500 and a maximum of $50,000, and an employee could obtain no more than three loans at one time. Interest rates were determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans were to be repaid over 6 to 60 months, and primary residence loans were to be repaid over periods up to 180 months. Payments were made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

2. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation

Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and the Fair Value Measurements footnote have been reclassified to conform to the current year presentation.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

3. Investments

Certain assets of the Plan along with the assets of various other ATI sponsored plans were transferred into the Allegheny Technologies Incorporated Master Trust (the Master Trust) as of January 1, 2012. The Plan did not own an interest in the Master Trust as of December 31, 2012 as a result of the previously discussed merger of the Plan with the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

Investment income attributable to the Master Trust for the twelve months ended December 31, 2012 was as follows:

Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$29,144,680
Synthetic investment contracts	3,946,844
Guaranteed investment contracts	636,187
Registered investment companies	29,645,679
Corporate common stocks	(31,073,635)

Net appreciation in fair value of investments	32,299,755

Expenses
Administrative expenses and other, net	(1,300,657)

Total investment gain	$30,999,098

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011:

American Funds Growth Fund of America	$2,652,136
Prudential Core Conservative Intermediate Bond Fund *	2,142,619
Vanguard Target Retirement 2020 Fund	1,798,152
MFS Value Fund	1,546,184
Vanguard Target Retirement 2015 Fund	1,383,258
Vanguard Target Retirement 2025 Fund	1,132,120

* Held within SICs

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the Master Trust, for 2012, and by the Plan, for 2011, were as follows:

	Years Ended December 31
	2012	2011
Based on actual earnings	2.34%	2.54%
Based on interest rate credited to participants	2.11%	2.31%

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

3. Investments (continued)

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•

Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The Plan did not own an interest in the Master Trust or any other assets as of December 31, 2012 as a result of the previously discussed merger of the Plan with the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan.

The following table presents the Plan’s financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2011. The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the period presented.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Plan assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$7,347,431	$7,347,431
Interest in registered investment companies (b)	7,153,952	—	7,153,952
Interest in synthetic investment contracts (c)	—	6,105,857	6,105,857
Interest in guaranteed investment contracts	—	753,389	753,389
Corporate common stocks (d)	200,416	—	200,416

Total assets at fair value	$7,354,368	$14,206,677	$21,561,045

a)	This class includes approximately 13% fixed income funds and 87% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 49% U.S. equity funds, 9% non-U.S. equity funds, 37% balanced funds, and 5% fixed income funds.
c)	This class includes approximately 14% government and government agency bonds, 1% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 71% common collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 17, 2010 effective for amendments through June 1, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequently, the Plan was amended to merge it with and into the Allegheny Ludlum, LLC Personal Retirement Account and 401(k) Savings Plan as of December 31, 2012. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2009.

6. Plan Termination

Effective December 31, 2012, the Plan was merged with the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan sponsored by ATI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 27, 2013	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)